Exhibit 99.1

Tier 1 South African Bank Goes Live with Sapiens P&C Suite Following Success with Sapiens L&P Suite

The speedy implementation was completed within ten months

Holon, Israel – February 10, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that a tier-1 South African bank has launched Sapiens IDITSuite for Property & Casualty to become a more comprehensive and integrated financial services provider.

Sapiens IDITSuite for Property & Casualty was originally selected due to the excellent cultural fit between the organizations, highlighted by the shared values of customer-centricity and fast delivery, as well as the suite’s ability to meet the technical and functional requirements. “Sapiens continues to demonstrate our strong commitment to the South African region,” said Roni Al-Dor, Sapiens’ president and CEO. “Sapiens IDITSuite is expected to provide the bank with the ability to support current clients’ needs, including personal lines of business and commercial policies.”

The implementation was completed within ten months. Sapiens’ head office in South Africa was instrumental in providing support to the bank during the implementation process. The bank had previously gone live with Sapiens CoreSuite for Life & Pension,

Sapiens IDITSuite for Property & Casualty is a component-based, standalone software solution comprised of policy, billing and claims solutions. This pre-integrated, fully digital offering was designed with growth and change in mind and offers a flexible, user-friendly workflow interface.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com